AMDOCS LIMITED CLOSES STRONG FISCAL 2006 WITH REVENUE OF $2.48 BILLION; REPORTS
              RECORD REVENUE OF $665 MILLION FOR THE FOURTH QUARTER

  AMDOCS REPORTS 28% GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE TO
                 $0.50; DILUTED GAAP EARNINGS PER SHARE OF $0.35

Key highlights:

- 2006 revenue grew 22% to $2.48 billion. Diluted non-GAAP EPS grew 28%; diluted GAAP EPS grew 10%

-    Fourth quarter revenue grew 16% to $665 million

- 28% increase in fourth quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.50

-    Diluted GAAP EPS of $0.35 for the quarter

-    Free cash flow of $101 million for the quarter

- Completed acquisition of Cramer Systems Group Ltd., positioning Amdocs as the leader in the fast-growing OSS market

- First quarter fiscal 2007 guidance: Expected revenue of approximately $690 million and diluted non-GAAP EPS of $0.50, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.39-$0.40

- Updated fiscal 2007 guidance: Expected revenue of approximately $2.89-$2.97 billion and diluted non-GAAP EPS of $2.08-$2.16, which exclude acquisition-related costs and approximately $0.22-$0.26 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.62-$1.74

ST. LOUIS, MO - NOVEMBER 1, 2006 - Amdocs Limited (NYSE: DOX) today reported that for the quarter ended September 30, 2006, revenue was $665.4 million, an increase of 16.1% from last year's fourth quarter. Net income on a non-GAAP basis was $109.5 million, or $0.50 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and the write-off of in-process research and development, and excluding equity-based compensation expense, net of related tax effects, of $33.5 million), compared to non-GAAP net income of $83.9 million, or $0.39 per diluted share, in the fourth quarter of fiscal 2005 (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, and excluding restructuring charges, net of related tax effects, of $16.1 million). The Company's GAAP net income was $76.0 million, or $0.35 per diluted share, compared to GAAP net income of $67.8 million, or $0.32 per diluted share, in the fourth quarter of fiscal 2005. Free cash flow for the quarter was $100.8 million, comprised of cash flow from operations of $129.0 million less $26.6 million in net capital expenditures and less $1.6 million in other items.

"The strong market that we saw in 2006 was a result of the transformation that service providers are undergoing," said Dov Baharav, chief executive officer of Amdocs Management Limited. "We see strong demand as our customers cope with competition, consolidation and convergence; our customers continue to introduce IP-based services to capture new revenue streams. Amdocs expanded its offering this year with the acquisitions of Qpass in the content area and Cramer in OSS. Amdocs is the leading vendor in our market because we offer end-to-end solutions that address service providers' needs."

Baharav continued "Our record revenue in the fourth quarter and in fiscal 2006 was driven by a strong market and by the actions we took to capitalize on this market. Amdocs record of successful execution is built on product innovation and service excellence, making us the choice of leading service providers around the world. Our achievements this year position Amdocs for a strong fiscal 2007."

During the fourth quarter, Amdocs new business included ten key wins, across geographies and lines of business. With Bell Canada the Company signed an extension of its managed services agreement through 2012. Amdocs will work with Bell Canada to improve its competitiveness and help it introduce new next-generation services. In the broadband cable and satellite market, Amdocs is enjoying momentum with deals to extend the managed services agreement and provide additional services to DIRECTV, and to add software functionality for another customer. For a new customer, Amdocs will provide billing and mediation capabilities. Two customers in Europe have chosen Amdocs for projects related to OSS and product catalog.

The Company also noted that for the fiscal year ended September 30, 2006, revenue increased by 21.7% to $2.48 billion. Fiscal 2006 net income on a non-GAAP basis was

$401.2 million, or $1.85 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and the write-off of in-process research and development, and excluding equity-based compensation expense, net of related tax effects, of $82.6 million), compared to non-GAAP net income of $311.0 million, or $1.45 per diluted share, in fiscal 2005 (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, and excluding restructuring charges, net of related tax effects, of $22.4 million). The Company's GAAP net income in fiscal 2006 was $318.6 million, or $1.48 per diluted share, compared to GAAP net income of $288.6 million, or $1.35 per diluted share, in fiscal 2005.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the first quarter of fiscal 2007 will be approximately $690 million. Diluted earnings per share on a non-GAAP basis for the first quarter are expected to be $0.50, excluding acquisition-related costs and the impact of approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.39-$0.40.

Updated fiscal 2007 guidance: Expected revenue of approximately $2.89-$2.97 billion and diluted non-GAAP EPS of $2.08-$2.16, which excludes acquisition-related costs and approximately $0.22-$0.26 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.62-$1.74.

Amdocs will host a conference call on November 1, 2006 at 5 p.m. Eastern Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    in-process research and development write-off;

     -    restructuring charges;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures. Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experienceTM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 28, 2005 and our quarterly 6-K furnished on February 15, May 15, and August 15, 2006.

CONTACT:

Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                       SEPTEMBER 30,          SEPTEMBER 30,
                                   -------------------   -----------------------
                                    2006(1)     2005       2006(2)       2005
                                   --------   --------   ----------   ----------
Revenue:
   License                         $ 31,113   $ 25,135   $  116,285   $  100,044
   Service                          634,332    548,183    2,363,765    1,938,577
                                   --------   --------   ----------   ----------
                                    665,445    573,318    2,480,050    2,038,621
Operating expenses:
   Cost of license                    1,030        805        4,003        4,083
   Cost of service                  414,813    362,085    1,579,823    1,291,572
   Research and development          55,368     46,890      186,760      144,457
   Selling, general and
      administrative                 86,708     66,066      313,997      232,066
   Amortization of purchased
      intangible assets              14,022      7,481       37,610       15,356
   Restructuring charges,
      in-process research and
      development and other
      acquisition related costs      17,310     12,595       25,725       12,595
                                   --------   --------   ----------   ----------
                                    589,251    495,922    2,147,918    1,700,129
                                   --------   --------   ----------   ----------
Operating income                     76,194     77,396      332,132      338,492
Interest income and other, net        8,082      7,359       41,741       22,303
                                   --------   --------   ----------   ----------
Income before income taxes           84,276     84,755      373,873      360,795
Income taxes                          8,321     16,956       55,237       72,159
                                   --------   --------   ----------   ----------
Net income                         $ 75,955   $ 67,799   $  318,636   $  288,636
                                   ========   ========   ==========   ==========
Basic earnings per share           $   0.37   $   0.34   $     1.57   $     1.44
                                   ========   ========   ==========   ==========
Diluted earnings per share(3)      $   0.35   $   0.32   $     1.48   $     1.35
                                   ========   ========   ==========   ==========
Basic weighted average number of
   shares outstanding               205,330    199,749      203,194      201,023
                                   ========   ========   ==========   ==========
Diluted weighted average number
   of shares outstanding            221,236    215,822      218,534      217,162
                                   ========   ========   ==========   ==========

(1) The three months ended September 30, 2006 include equity-based compensation pre-tax expense of $14,230, which was classified as follows: $5,805 to Cost of service, $1,670 to Research and development and $6,755 to Selling, general and administrative.

(2) The twelve months ended September 30, 2006 include equity-based compensation pre-tax expense of $46,178, which was classified as follows:
     $18,042 to Cost of service, $4,711 to Research and development and $23,425 to Selling, general and administrative.

(3) To reflect the impact of assumed conversion of the convertible notes, $985 and $3,948, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2006, respectively, and $984 and $3,939 were added back to net income for the three and twelve months ended September 30, 2005, respectively, for the purpose of computing diluted earnings per share

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED     TWELVE MONTHS ENDED
                                      SEPTEMBER 30,           SEPTEMBER 30,
                                   -------------------   -----------------------
                                     2006       2005        2006        2005
                                   --------   --------   ----------   ----------
Revenue                            $665,445   $573,318   $2,480,050   $2,038,621
Non-GAAP operating income           121,756     97,472      441,645      366,443
Non-GAAP net income                 109,533     83,865      401,211      310,997
Non-GAAP diluted earnings per
   share (1)                       $   0.50   $   0.39   $     1.85   $     1.45
Diluted weighted average number
   of shares outstanding            221,236    215,822      218,534      217,162

(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $3,948, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2006, respectively, and $984 and $3,939 were added back to net income for the three and twelve months ended September 30, 2005, respectively, for the purpose of computing diluted earnings per share

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                              SEPTEMBER 30, 2006
                                -----------------------------------------------------------------------------
                                                             RECONCILIATION ITEMS
                                           -------------------------------------------------------
                                           AMORTIZATION
                                           OF PURCHASED    IN-PROCESS    EQUITY BASED
                                            INTANGIBLE    RESEARCH AND   COMPENSATION
                                  GAAP        ASSETS       DEVELOPMENT      EXPENSE     TAX EFFECT   NON-GAAP
                                --------   ------------   ------------   ------------   ----------   --------
Operating expenses:
   Cost of license              $  1,030     $     --       $     --       $     --      $     --    $  1,030
   Cost of service               414,813           --             --         (5,805)           --     409,008
   Research and development       55,368           --             --         (1,670)           --      53,698
   Selling, general and
      administrative              86,708           --             --         (6,755)           --      79,953
   Amortization of purchased
      intangible assets           14,022      (14,022)            --             --            --          --
   In-process research and
      development                 17,310           --        (17,310)            --            --          --
                                --------     --------       --------       --------      --------    --------
Total operating expenses         589,251      (14,022)       (17,310)       (14,230)           --     543,689
                                --------     --------       --------       --------      --------    --------
Operating income                  76,194       14,022         17,310         14,230            --     121,756
                                --------     --------       --------       --------      --------    --------
Income taxes                       8,321           --             --             --        11,984      20,305
                                --------     --------       --------       --------      --------    --------
Net income                      $ 75,955     $ 14,022       $ 17,310       $ 14,230      $(11,984)   $109,533
                                --------     --------       --------       --------      --------    --------

                                                         THREE MONTHS ENDED
                                                         SEPTEMBER 30, 2005
                                -------------------------------------------------------------------
                                                        RECONCILIATION ITEMS
                                           ---------------------------------------------
                                                            RESTRUCTURING
                                                               CHARGES,
                                                              IN-PROCESS
                                           AMORTIZATION      RESEARCH AND
                                           OF PURCHASED    DEVELOPMENT AND
                                            INTANGIBLE    OTHER ACQUISITION
                                  GAAP        ASSETS        RELATED COSTS     TAX EFFECT   NON-GAAP
                                --------   ------------   -----------------   ----------   --------
Operating expenses:
   Cost of license              $    805      $    --          $     --         $    --    $    805
   Cost of service               362,085           --                --              --     362,085
   Research and development       46,890           --                --              --      46,890
   Selling, general and
      administrative              66,066           --                --              --      66,066
   Amortization of purchased
      intangible assets            7,481       (7,481)               --              --          --
   Restructuring charges,
      in-process research and
      development and other
      acquisition related
      costs                       12,595           --           (12,595)             --          --
                                --------      -------          --------         -------    --------
Total operating expenses         495,922       (7,481)          (12,595)             --     475,846
                                --------      -------          --------         -------    --------
Operating income                  77,396        7,481            12,595              --      97,472
                                --------      -------          --------         -------    --------
Income taxes                      16,956           --                --           4,010      20,966
                                --------      -------          --------         -------    --------
Net income                      $ 67,799      $ 7,481          $ 12,595         $(4,010)   $ 83,865
                                --------      -------          --------         -------    --------

                                 AMDOCS LIMITED

       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP

                                 (IN THOUSANDS)

                                                               TWELVE MONTHS ENDED
                                                                SEPTEMBER 30, 2006
                                ---------------------------------------------------------------------------------
                                                               RECONCILIATION ITEMS
                                             -------------------------------------------------------
                                             AMORTIZATION
                                             OF PURCHASED    IN-PROCESS    EQUITY BASED
                                              INTANGIBLE    RESEARCH AND   COMPENSATION
                                   GAAP         ASSETS      DEVELOPMENT       EXPENSE     TAX EFFECT    NON-GAAP
                                ----------   ------------   ------------   ------------   ----------   ----------
Operating expenses:
   Cost of license              $    4,003     $     --       $     --       $     --     $       --   $    4,003
   Cost of service               1,579,823           --             --        (18,042)            --    1,561,781
   Research and development        186,760           --             --         (4,711)            --      182,049
   Selling, general and
      administrative               313,997           --             --        (23,425)            --      290,572
   Amortization of purchased
      intangible assets             37,610      (37,610)            --             --             --           --
   In-process research and
      development                   25,725           --        (25,725)            --             --           --
                                ----------     --------       --------       --------     ----------   ----------
Total operating expenses         2,147,918      (37,610)       (25,725)       (46,178)            --    2,038,405
                                ----------     --------       --------       --------     ----------   ----------
Operating income                   332,132       37,610         25,725         46,178             --      441,645
                                ----------     --------       --------       --------     ----------   ----------
Income taxes                        55,237           --             --             --         26,938       82,175
                                ----------     --------       --------       --------     ----------   ----------
Net income                      $  318,636     $ 37,610       $ 25,725       $ 46,178     $  (26,938)  $  401,211
                                ----------     --------       --------       --------     ----------   ----------

                                                     TWELVE MONTHS ENDED SEPTEMBER 30, 2005
                                --------------------------------------------------------------------------------
                                                              RECONCILIATION ITEMS
                                             ------------------------------------------------------
                                                                     RESTRUCTURING
                                                                  CHARGES, IN-PROCESS
                                                                      RESEARCH AND
                                                AMORTIZATION     DEVELOPMENT AND OTHER
                                                OF PURCHASED      ACQUISITION RELATED
                                   GAAP      INTANGIBLE ASSETS           COSTS           TAX EFFECT    NON-GAAP
                                ----------   -----------------   ---------------------   ----------   ----------
Operating expenses:
   Cost of license              $    4,083       $     --               $     --          $    --     $    4,083
   Cost of service               1,291,572             --                     --               --      1,291,572
   Research and development        144,457             --                     --               --        144,457
   Selling, general and
      administrative               232,066             --                     --               --        232,066
   Amortization of purchased
      intangible assets             15,356        (15,356)                    --               --             --
   Restructuring charges,
      in-process research
      and development and
      other acquisition
      related costs                 12,595             --                (12,595)              --             --
                                ----------       --------               --------          -------     ----------
Total operating expenses         1,700,129        (15,356)               (12,595)              --      1,672,178
                                ----------       --------               --------          -------     ----------
Operating income                   338,492         15,356                 12,595               --        366,443
                                ----------       --------               --------          -------     ----------
Income taxes                        72,159             --                     --            5,590         77,749
                                ----------       --------               --------          -------     ----------
Net income                      $  288,636       $ 15,356               $ 12,595          $(5,590)    $  310,997
                                ----------       --------               --------          -------     ----------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 AS OF
                                                      --------------------------
                                                       SEPTEMBER   SEPTEMBER 30,
                                                       30, 2006         2005
                                                      ----------   -------------
ASSETS
Current assets
Cash, cash equivalents and short-term interest-
   bearing investments                                $  979,381     $1,145,563
Accounts receivable, net, including unbilled of
   $54,117 and $28,994 respectively                      425,805        304,237
Deferred income taxes and taxes receivable               136,044        101,162
Prepaid expenses and other current assets                 97,476         76,780
                                                      ----------     ----------
   Total current assets                                1,638,706      1,627,742

Equipment, vehicles and leasehold improvements, net      220,290        181,812
Goodwill and other intangible assets, net              1,809,322      1,129,258
Other noncurrent assets                                  294,510        263,656
                                                      ----------     ----------
Total assets                                          $3,962,828     $3,202,468
                                                      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accruals                         $  597,107     $  462,276

Short-term portion of capital lease obligations and
   other financing arrangements                            1,963          8,480
Deferred revenue                                         253,376        216,770
Deferred income taxes and taxes payable                  179,241        171,377
                                                      ----------     ----------
   Total current liabilities                           1,031,687        858,903

0.50% Convertible notes                                  450,000        450,000
Noncurrent liabilities and other                         326,976        237,113
Shareholders' equity                                   2,154,165      1,656,452
                                                      ----------     ----------
Total liabilities and shareholders' equity            $3,962,828     $3,202,468
                                                      ==========     ==========

                                      # # #